FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2010

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 Haplada St., Or-Yeuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of August 2010 and incorporated by reference herein is the Registrant's immediate report dated August 11, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein,

CEO

Date:

August 11th, 2010

Formula Systems Announces Annual General Meeting Results

Or-Yeuda, Israel, August 11, 2010,  Formula Systems (1985) Ltd (the "Company") (NASDAQ: FORTY; TASE: FORT) a leading provider of information technology products, solutions and services, announced today the results of the Company's annual general meeting of shareholders which was held today, August 11, 2010, at the Company's offices in Or-Yeuda, Israel.

The following resolutions were approved by the shareholders:

1.

The appointment of Naftali Shani, Shimon Laor, Tal Barnoach, Dafna Cohen and Dr. Shlomo Nass as directors of the Company;

2.

The appointment of Kost Forer Gabay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditor beginning on the second quarter of 2010, and the authorization of the Board of Directors to delegate to the Audit Committee the authority to fix the auditor’s remuneration;

3.

The cancellation of Article 43 of the Company's Articles of Association;

4.

The compensation payable to the Company's non-employee directors in such amounts and for such term previously approved by the Company's Board of Directors and the Audit Committee;

5.

 The renewal of the D&O insurance policy for the directors and officers of the Company and its affiliates.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Contact: Nir Feller, Chief Financial Officer, Formula Systems (1985) Ltd. +972-3-538-9487